Filed Pursuant to Rule 433

Registration No. 333-272025-02

February 24, 2025

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated February 24, 2025)

Issuer:	CenterPoint Energy Houston Electric, LLC

Legal Format:	SEC Registered

Anticipated Ratings*:	A2 (negative) / A (negative) / A (negative) (Moody’s / S&P / Fitch)

Security:	4.80% General Mortgage Bonds, Series AP, due 2030

Principal Amount:	$500,000,000

Maturity Date:	March 15, 2030

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2025

Coupon:	4.80%

Price to Public:	99.833% of the principal amount

Benchmark Treasury:	4.250% due January 31, 2030

Benchmark Treasury Yield:	4.237%

Spread to Benchmark Treasury:	+60 basis points

Re-offer Yield:	4.837%

Optional Redemption:	Prior to February 15, 2030, greater of: (1)(a) make-whole at treasury rate[1] plus 10 basis points (calculated to February 15, 2030), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after February 15, 2030, 100% plus accrued and unpaid interest.

CUSIP:	15189X BG2

Trade Date:	February 24, 2025

Expected Settlement Date**:	February 27, 2025 (T+3)

Joint Book-Running Managers:	BofA Securities, Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

[1]	The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated February 24, 2025.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the mortgage bonds offered hereby will be made against payment therefor on or about February 27, 2025, which will be the third business day following the date of pricing of the mortgage bonds (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the initial pricing date of the mortgage bonds or the next succeeding business day will be required, by virtue of the fact that the mortgage bonds initially will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.